Kimmeridge Corrects Inaccuracies in PDC CEO’s Letter to Shareholders

New York, NY and Denver, CO, May 21, 2019 – Kimmeridge Energy Management Company, LLC, and certain of its affiliates ("Kimmeridge"), beneficial owners of 5.1% of the shares of common stock of PDC Energy, Inc. (“PDC” or the “Company”) (NASDAQ: PDCE) responded today to PDC’s false claims regarding independence and conflicts of interest.

Kimmeridge is disappointed that PDC has chosen to respond to ISS’s independent analysis of our position by issuing letters to shareholders that contain misinformation and baseless attacks. This rhetoric supports our view that change is needed at PDC.

Specifically, in a May 20th Letter to PDC Shareholders, CEO Bart Brookman states: “I also believe that Ben Dell, Kimmeridge’s leader, is primarily focused on pushing PDC to engage in mergers with our competitors, including transactions in which he would be a financial participant. I believe that this, together with possible other economic interests he holds, present serious conflicts of interest.”

For the avoidance of doubt Kimmeridge highlights the following

•	Kimmeridge does not own shares in publicly traded energy companies other than PDC.

•	Kimmeridge funds do not hold lease positions, and do not actively operate in the Delaware, Midland or DJ Basins in Texas.

•	Kimmeridge funds do not hold lease positions, and do not actively operate in the Delaware or Midland Basins in Texas or the DJ Basin in Colorado.

•	Ben Dell has no investments in private energy companies or publicly traded energy companies other than through Kimmeridge.

•	As we have previously disclosed publicly and to PDC, Kimmeridge manages a minerals fund which receives royalties from over 65 operators producing oil and gas on its acreage in the Delaware Basin in Texas and New Mexico, one of which is PDC. As of December 31, 2018, less than 10% of this acreage was leased to PDC.

As ISS concluded, Ben Dell’s interests are “directly aligned with those of all shareholders, due to the 5.1% stake held by [Kimmeridge].”

Mr. Dell said: “Bart Brookman’s allegations that I am conflicted, let alone ‘seriously’ conflicted, are groundless. Bart understands the structure and scope of PDC’s business relationships with Kimmeridge well enough to know that no material conflicts exist – for me personally or in my role as a Kimmeridge principal.” Mr. Dell continued, “Kimmeridge does believe that public company board members should regularly consider all transactions that are potentially accretive to shareholders, consistent with their oversight roles and fiduciary responsibilities, including mergers and acquisitions.”

We urge shareholders to carefully consider the accuracy of the claims made by PDC and follow the independent recommendation of ISS and VOTE GOLD.

 For ease of reference, links to Kimmeridge’s press releases can be found below:

-	ISS Recommends PDC Shareholders Vote FOR Kimmeridge Nominees – 5.17.19
-	Kimmeridge: Setting the Record Straight on PDC’s Underperformance – 5.14.19
-	Kimmeridge Highlights Why PDC's Self-Selected Peer Group is Not Appropriate – 5.10.19
-	The Need for Change: Performance, Pay and Putting PDC on a Path to Profitability – 5.6.19
-	Kimmeridge Comments on PDC's Q1 Operating and Financial Results – 5.2.19
-	PDC Energy: A Company in Denial and a Board Asleep at the Wheel – 4.23.19
-	Kimmeridge Files Preliminary Proxy Statement for Election of Directors at PDC Energy's Annual Meeting – 4.9.19
-	Kimmeridge Energy Nominates Three Highly Qualified Directors for the Board of PDC Energy, Inc. – 4.7.19

WE URGE SHAREHOLDERS TO VOTE THE GOLD PROXY CARD and give the Kimmeridge Nominees the chance to serve as a catalyst for change at PDC. The Kimmeridge Nominees stand ready to represent the voice of stockholders who deserve to have a Board and management who are willing to lead through the lens of ownership, setting the tone at the top for the Board and management to think and act like owners.

VOTING GOLD IS A VOTE FOR STOCKHOLDERS AND A FUTURE FOR PDC WITH THE POTENTIAL TO RETURN TO A PATH OF PROFITABILITY.

Shareholders can vote electronically via the Internet, by telephone or by signing and dating the GOLD Proxy Card or Voting Instruction Form and mailing it in the postage paid envelope provided. If you have questions about the voting process or need help in voting your shares, please feel free to reach out to our proxy solicitor, Innisfree M&A Incorporated (“Innisfree”) toll free at (877) 750-8338 or collect at (212) 750-5833. We urge shareholders NOT to vote using any WHITE proxy card or voting instruction forms you receive from PDC. If you return the WHITE proxy card – even by simply indicating “withhold” on the Company’s slate – you will revoke any vote you had previously submitted for the Kimmeridge Nominees on the GOLD proxy card.

About Kimmeridge Energy

Kimmeridge is a private equity firm, and direct operator, focused on the development of unconventional oil and gas assets at the front-end of the cost curve in the US upstream energy sector. We are also deeply familiar with PDC’s core assets in the Permian basin, having owned and operated those assets prior to selling them to PDC in 2016. We are stockholders who believe that public company boards should have meaningful equity ownership and must hold management accountable for performance. We are currently invested in only one public E&P, that being PDC.

Investor Contact:
Scott Winter / Jonathan Salzberger
Innisfree M&A Incorporated
212.750.5833

Media Contact:
Daniel Yunger / Cathryn Vaulman
Kekst CNC
212.521.4800
daniel.yunger@kekstcnc.com
cathryn.vaulman@kekstcnc.com

Legend
Kimmeridge Energy Management Company, LLC ("Kimmeridge"), Kimmeridge Active Investments, LLC, Kimmeridge Chelsea, LLC, Benjamin Dell, Alice E. Gould, James F. Adelson, Alexander Inkster, Noam Lockshin, Henry Makansi and Neil McMahon (collectively, the "Participants") have filed a definitive proxy statement with the Securities and Exchange Commission (the "SEC"), along with an accompanying GOLD proxy card to be used in connection with the Participants' solicitation of proxies from the stockholders of PDC Energy, Inc. (the "Company") for use at the Company's 2019 annual meeting of stockholders. All stockholders of the Company are advised to read the foregoing proxy materials because they contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company's stockholders and are, along with other relevant documents, available at no charge on the SEC's website at http://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests by security holdings are contained in the definitive proxy statement on Schedule 14A filed by Kimmeridge with the SEC on April 18, 2019. This document can be obtained free of charge from the source indicated above.